THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

07024298

May 10, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated May 10, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957

THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust declares 9-cent distribution

Calgary, Alberta, May 10, 2007 - Thunder Energy Trust has declared a distribution of 9 cents per trust unit to be paid on June 15, 2007, in respect of May production, for unit holders of record on May 23, 2007. The ex distribution date is May 18, 2007.

Thunder Energy Trust is an oil and gas income trust having been created in July 2005.

For further information please contact:
Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER
ENERGY
TRUST

[redacted] 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

May 8, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated May 8, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Releases First Quarter 2007 Financial and Operational Results

Calgary, Alberta. May 8, 2007 - Thunder Energy Trust (TSX: THY.UN) today released its financial and operational results for the first quarter of 2007.

First quarter overview

Average production of 8,639 boe/d was 14% lower than in first quarter 2006, but within annualized guidance for the year.

Funds from operations totaled $17.8 million, ($0.35 per unit basic, $0.33 per unit diluted), down from $22.8 million ($0.50 per unit basic, $0.49 per unit diluted) in first quarter 2006. The decline was principally due to lower production volumes.

The Trust's net loss for the quarter was $4.7 million (loss of $0.09 per unit basic and diluted) compared with net income of $3.7 million ($0.08 per unit basic and diluted) in first quarter 2006 due to lower production volumes and a write-down of goodwill of $3.7 million.

Declared distributions for the quarter were $0.30 per unit, a decline of 33% from first quarter 2006 due to lower production volumes which resulted in a decline in funds from operations.

Agreement to acquire Thunder

As previously announced on April 24th, Thunder has entered into an agreement providing for the acquisition by plan of arrangement (the "Arrangement") of all of Thunder's outstanding units, exchangeable shares and debentures by a group of private investors, including a wholly-owned subsidiary of a Crown corporation representing the pension funds of federal employees, the Canadian Forces and Reserve Forces and the Royal Canadian Mounted Police.

The decision by the Board of Directors of Thunder Energy Inc., the administrator of Thunder, to enter into the agreement was taken following a formal and extensive review of strategic alternatives, and a thorough review of competing bids. The Board of Directors has unanimously approved and recommended that the Thunder securityholders vote in favor of the Arrangement. Thunder's financial advisors for the formal review process, BMO Capital Markets and Canaccord Capital Corporation, have each provided the Board of Directors with a verbal opinion that, subject to review of the final documentation, they are of the opinion, as of the date the arrangement agreement was executed, that the consideration to be received by the unitholders under the Arrangement is fair, from a financial point of view, to the unitholders and have agreed to deliver written opinions to that effect. A meeting of the unitholders, exchangeable shareholders and debentureholders to consider the Arrangement is scheduled for June 22, 2007, with closing of the transaction expected on or about June 22, 2007 or June 25, 2007.

Q 1 2007 Activity

Thunder Trust participated in 21 wells (9.0 net) in the first quarter comprising eight gas wells (2.3 net), 10 oil wells (5.0 net) and three (1.7 net) dry and abandoned wells (D&A). Drilling and completion results for Q1 2007 yielded an 81% success rate as detailed below. Capital expenditures for the first quarter totaled $19.7 million.

	Oil		Gas		D&A		Total	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Central Alberta								
Skiff	4	3.3	0	0.0	0	0.0	4	3.3
Rosalind	0	0.0	2	2.0	0	0.0	2	2.0
Matziwin	1	1.0	0	0.0	1	1.0	2	2.0
West Alberta								
Sylvan Lake	1	0.5	0	0.0	2	0.7	3	1.2
Ferrier/Clive	1	0.1	1	0.03	0	0.0	2	0.1
Northern Alberta	3	0.1	5	0.3	0	0.0	8	0.4
Totals	10	5.0	8	2.3	3	1.7	21	9.0
Success	81%							

Operational Update

Central Alberta & Southern Alberta

Skiff:

Four wells (3.3 net) were drilled at Skiff in Q1 2007. Two development wells were drilled in the north (Sawtooth D pool) and two step-out wells were drilled in the southern extension (Sawtooth F pool). Preliminary results of a reservoir simulation study suggest both pools are connected. Although certain areas of this pool are not being swept under the existing waterflood, a reservoir simulation study is currently underway to determine optimal recovery via waterflood expansion.

Three oil wells are on production at a combined rate of 28 bbls/d (21 net), with the fourth well awaiting surface facility installation.

Rosalind:

Two wells (2.0 net) were drilled at Rosalind in Q1 2007, based on interpretation of Thunder's proprietary 3-D seismic. One well encountered a Viking and a Mannville zone, which flow tested on completion 4.2 mmcf/d (4.2 net) gas at a backpressure of 430 psig. The current production from the second well is approximately 0.3 mmcf/d (0.3 net) and produces through Thunder-owned and operated facilities.

A 3-D seismic shoot at Rosalind was completed in the first quarter.

Matziwin:

Two wells (2.0 net) were drilled in Matziwin, which resulted in one oil well (1.0 net) and one D&A (1.0 net). The oil well tested at 130 boe/d (130 net) from a Lower Mannville zone, and will be tied in to Thunder-owned facilities.

A 3-D seismic program was shot and evaluated in the first quarter.

West Alberta

Greater Sylvan Lake:

Three wells (1.2 net) at Sylvan Lake were drilled in the first quarter with the Trust's strategic partner, Alberta Clipper Energy Inc., resulting in one oil well (0.5 net) and two D&A (0.7 net). The oil well was drilled as a new pool discovery into the Leduc reef complex and was successfully tested at 900 boe/d over a 48-hour flow test from net pay of 16 metres. This well is waiting to be tied in to facilities, which are currently under construction. All new discoveries in the Sylvan Lake area are subject to a Maximum Rate Limitation ("MRL") as determined by the Alberta Energy and Utilities Board upon commencement of production.

North Alberta

Placid:

Thunder participated in the drilling of eight wells (0.36 net) in Placid with Canadian Natural Resources Limited and Talisman Energy Inc. The program resulted in production from three Cardium, four Dunvegan, and two Gething Zones and 82 boe/d net to Thunder.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated date for the holding of the meeting of Thunder's securityholders to consider the arrangement and the anticipated date for the completion of the Arrangement. Thunder has provided these anticipated dates in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare meeting materials for mailing, the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions set out in the arrangement agreement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release concerning these dates. The forward-looking statements contained in this press release are made as of the date hereof and Thunder undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is

based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means barrel oil equivalent per day.

In this press release: (i) mmboe means million boe; (ii) boe/d or boepd means boe per day; (iii) bbls/d means barrels per day; (iv) mcf means thousand cubic feet; (v) mmcf means million cubic feet; (vi) mcf/d or mcfd means thousand cubic feet per day; and (vii) mmcf/d or mmcfd means million cubic feet per day.

FIRST QUARTER OVERVIEW

Three Months Ended March 31	2007	2006	% Change
Financial ($000s, except per share data)			
Petroleum and natural gas sales	38,666	46,242	(16)
Funds from operations[1]	17,815	22,813	(22)
Per unit – basic ($)	0.35	0.50	(30)
Per unit – diluted ($)	0.33	0.49	(33)
Net income (loss)	(4,694)	3,725	(226)
Per unit – basic ($)	(0.09)	0.08	(213)
Per unit – diluted ($)	(0.09)	0.08	(213)
Capital expenditures	19,687	18,183	8
Distributions declared	15,433	20,485	(25)
Distributions declared per unit ($)	0.30	0.45	(33)
Payout ratio[2] before DRIP	87%	90%	(3)
Payout ratio[2] after DRIP	43%	53%	(19)
Total debt including working capital deficiency	215,969	162,639	33
Weighted average units outstanding – basic	51,572	46,025	12
Weighted average units outstanding – diluted	58,607	46,357	26
Operations			
Daily production			
Natural gas (mcf/d)	34,988	36,572	(4)
Crude oil and NGL (bbls/d)	2,808	3,910	(28)
Barrels of oil equivalent (boe/d)	8,639	10,005	(14)
Average sale prices[3]			
Natural gas ($/mcf)	7.32	7.40	(1)
Crude oil and NGL ($/bbl)	56.39	57.34	(2)
Wells drilled – gross (net)			
Gas	8 (2.3)	18 (8.0)	
Oil	10 (5.0)	1 (0.3)	
Dry	3 (1.7)	4 (2.0)	
Total	21 (9.0)	23 (10.3)	

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel

[1] Non-GAAP financial measure defined as cash provided by operating activities before changes in non-cash working capital relating to operating activities and the settlement of asset retirement obligations.

[2] The payout ratio is calculated using distributions declared divided by funds from operations.

[3] Average sale price at the wellhead before commodity contracts gain or loss.

Management's Discussion and Analysis

The following discussion is management's analysis of Thunder Energy Trust's ("Thunder" or the "Trust") operating and financial data for the three months ended March 31, 2007 and prior years, as well as estimates of future operating and financial performance based on information currently available. It should be read in conjunction with the audited consolidated financial statements of the Trust for the years ended December 31, 2006. These financial statements and additional information about the Trust are available on Sedar at www.sedar.com. The MD&A was prepared as of May 7, 2007.

Basis of Presentation The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting and the measurement currency is the Canadian dollar.

Non-GAAP Measurements The following are descriptions of non-GAAP measures used in this MD&A:
This MD&A contains the term funds from operations to evaluate operating performance and leverage. Funds from operations and funds from operations per unit as presented and as used in the MD&A do not have any standardized prescribed meaning under GAAP and therefore may not be comparable with the calculation of similar measures of other entities. Funds from operations does not represent operating profit for the year nor should it be viewed as an alternative to operating profit, net income (loss) or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds from operations throughout the MD&A are based on cash provided by operating activities before changes in non-cash working capital relating to operating activities and the settlement of asset retirement obligations.

Payout ratio as used in the MD&A does not have any standardized meaning under GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The payout ratio is calculated using distributions declared divided by funds from operations. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.

Distributable cash from operations is not a measure under GAAP and there is no standard measure of distributable cash from operations. Distributable cash from operations is calculated as funds from operations less capital expenditures funded by operations.

BOE Presentation The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. The boe conversion ratio used by the Trust of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. Forward-looking statements included in the MD&A concern anticipated production, distributions and capital expenditures.

Forward-looking statements and information are based on the Trust's current beliefs as well as assumptions made by and information currently available to the Trust concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third-party operators; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and the Trust's ability to access external sources of debt and equity capital. Further information regarding these factors may be found in this MD&A under the headings "Critical Accounting Estimates" and "Risks and Uncertainties".

The Trust cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on the Trust's forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements and information contained in this MD&A are as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

RESULTS OF OPERATIONS

Petroleum and Natural Gas Revenues

Oil and gas revenues decreased 16% to $38.7 million for the three months ended March 31, 2007 compared to $46.2 million for the same period in 2006. Natural gas sales were down 6% from the same period in 2006 with lower production for the period being offset by a $1.2 million realized gain on natural gas contracts. Crude oil and NGL sales decreased by 29% to $14.9 million due to 28% decrease in production offset by a $1.2 million realized gain on crude oil contracts. Production of natural gas accounted for 67% of total production. Second quarter production is expected to decrease from the first quarter due to planned plant turnarounds. The table below calculates revenues and segregates transportation costs.

	Three months ended March 31	
PETROLEUM AND NATURAL GAS REVENUES ($000s)	2007	2006
Natural gas sales	23,771	25,299
Crude oil and NGL sales	14,895	20,943
Gross revenues	38,666	46,242
Transportation expenses	(1,361)	(1,710)
Net revenues	37,305	44,532
Realized net gain on commodity contracts	2,461	-
Net revenues after realized gain on commodity contracts	39,766	44,532
Unrealized net loss on commodity contracts	(5,467)	-
Net revenues after realized and unrealized gain (loss) on commodity contracts	34,299	44,532

	Three months ended March 31	
SALES VARIANCE ANALYSIS ($000s, net of transportation expenses and realized commodity contract gains)	2007	2006
Natural gas sales		
Effect of change in sales volumes	(1,056)	(972)
Effect of change in product prices	(248)	2,120
Effect of realized gain on commodity contracts	1,216	-
Net natural gas sales change	(88)	1,148
Crude oil and NGL sales		
Effect of change in sales volumes	(5,684)	12,110
Effect of change in product prices	(239)	3,051
Effect of realized gain on commodity contracts	1,245	-
Net crude oil and NGL sales change	(4,678)	15,161
Combined sales change	(4,766)	16,309

	Three months ended March 31	
PRODUCTION	2007	2006
Crude oil and NGL (bbls/d)	2,808	3,910
Natural gas (mcf/d)	34,986	36,572
Total (boe/d)	8,639	10,005
Percentage gas (%)	67	61

Marketing

The Trust markets its natural gas in the Alberta spot market and through aggregators, which sell to major markets in Canada and the United States. Aggregator prices are based on a combination of term and spot markets. Crude oil and NGL are sold on a spot basis at various delivery points in Alberta. Prices received for crude oil and NGL are determined by the quality of the crude oil compared to a benchmark price for light sweet oil.

Commodity prices received by the Trust are based on the respective reference prices for both crude oil and natural gas adjusted for transportation and quality differentials, as applicable, and foreign exchange. For the quarter ended March 31, the Trust's average natural gas and crude oil and NGL price at the wellhead were down slightly from the same period in 2006. The Trust received an average natural gas price at the wellhead of $7.32 per mcf, $0.09 per mcf lower than AECO per mmbtu, but before a $0.39 per mcf commodity contract gain. The Trust's average price for crude oil and NGL was discounted to the Edmonton light posted price by

$10.70 per bbl before a commodity contract gain of $4.93 per bbl.

AVERAGE COMMODITY PRICES	Three months ended March 31 2007	2006
Natural gas ($/mcf)		
NYMEX ($US/mmbtu)	6.96	9.08
AECO Daily ($/mmbtu)	7.41	7.50
Thunder price before commodity contracts and transportation	7.55	7.69
Transportation	(0.23)	(0.29)
Thunder price at the wellhead	7.32	7.40
Realized gain on commodity contracts	0.39	-
Thunder price after commodity contracts	7.71	7.40
Crude oil ($/bbl)		
WTI ($US/bbl)	58.16	63.45
Edmonton posted	67.09	68.96
Thunder price before commodity contracts and transportation	58.93	59.52
Transportation	(2.54)	(2.18)
Thunder price at the wellhead	56.39	57.34
Realized gain on commodity contracts	4.93	-
Thunder price after commodity contracts	61.32	57.34
Cdn/US $ average exchange rate	1.172	1.155

Transportation expenses relate to the cost of transporting natural gas on the main natural gas pipelines and for crude oil trucking charges. In 2007, transportation expenses decreased 20% to $1.4 million due to the decline in both crude oil and natural gas production.

Financial instruments are used by the Trust to mitigate its exposure to future fluctuations in commodity prices. The Trust has entered into the following financial transactions:

Gas Contracts	Volume (gj/d)	Pricing Point	Strike Price (per gj)	Term
Costless collar	8,000	AECO	Cdn$6.50 to Cdn$8.00	April 1/07 to Oct 31/07
Costless collar	10,000	AECO	Cdn$6.50 to Cdn$8.10	April 1/07 to Oct 31/07

Oil Contracts	Volume (bbls/d)	Pricing Point	Strike Price (per bbl)	Term
Costless collar	800	WTI NYMEX	US$60.00 to US$70.50	April 1/07 to June 30/07
Costless collar	800	WTI NYMEX	US$60.00 to US$72.50	July 1/07 to Sept 30/07

The net effect of these contracts and others that have already expired, was a realized gain of $2.5 million and an unrealized loss of $5.5 million for the three months ended March 31, 2007 (2006 – $ nil).

Royalties net of ARTC for the quarter ended March 31, 2007 were down 22% to $6.9 million from $8.8 million in the same period of 2006. Royalties as a percentage of revenue net of transportation were down to 18.6% compared to 19.8% in the same period of 2006. The decrease in the Crown royalty rate was due to lower commodity prices along with a reduction in rates due to low production rate exemptions. The increase in freehold and other royalties was due to higher production in freehold royalty areas. On September 21, 2006, the Alberta government announced it would discontinue its Alberta Royalty Tax Credit ("ARTC") program effective January 1, 2007.

ROYALTIES ($000s)	Three months ended March 31 2007	2006
Crown	4,796	7,302
Freehold and other	2,136	1,659
Total gross royalties	6,932	8,961
ARTC	-	(125)
Net royalties	6,932	8,836

ROYALTY RATES (as a % of revenue, net of transportation expenses)	Three months ended March 31 2007	2006
Crown	12.9	16.4
Freehold and other	5.7	3.7
Total gross royalties	18.6	20.1
ARTC	-	(0.3)
Net royalties	18.6	19.8

Operating costs for the three months ended March 31, 2007 increased 8% from the same period in 2006 to $9.9 million ($12.72 per boe) and were consistent with fourth quarter 2006 operating costs of $10.0 million. A significant portion of operating costs are fixed and as a result do not decrease with production declines. In addition, the Trust had higher repair and maintenance costs and lower third party processing income in the quarter.

OPERATING COSTS	Three months ended March 31 2007	2006
Operating costs ($000s)	9,894	9,155
Per boe ($)	12.72	10.17

Gross general and administrative expenses (G&A) increased 11% over first quarter 2006 to $3.7 million due to compensation necessary to continue to retain qualified personnel in a highly competitive market as well as costs relating to maintaining and testing internal controls to meet regulatory requirements. Capital recoveries declined as fewer wells were drilled than in first quarter 2006. Net G&A was $2.0 million, up 6% from 2006. Capitalized G&A per boe increased to $1.53 per boe for the three months ended March 31, 2007, up from $0.86 per boe in the same period of 2006 due to increased salaries required to maintain qualified personnel.

G&A EXPENSES ($000s)	Three months ended March 31 2007	2006
Gross G&A expenses	3,701	3,323
Capitalized G&A	(1,188)	(771)
Recoveries from joint operations		
Capital	(138)	(360)
Operating	(375)	(309)
Net G&A expenses	2,000	1,883

G&A EXPENSES ($/boe)		
Gross G&A expenses	4.76	3.69
Capitalized G&A	(1.53)	(0.86)
Recoveries from joint operations		
Capital	(0.18)	(0.40)
Operating	(0.48)	(0.34)
Net G&A expenses	2.57	2.09

Unit-based compensation expense decreased 142% to a recovery of $0.2 million from an expense of $0.5 million in the same period of 2006. The Trust's March 31, 2007 closing price is used to calculate the compensation expense. The recovery is due to the decrease in the Trust's unit price at March 31, 2007 from year-end 2006.

Financial charges are comprised of bank debt interest, convertible debenture interest, and accretion of convertible debenture liability. Financial charges were up 130% from first quarter 2006 due to increased interest rates and higher levels of debt due to lower commodity prices and production. A reconciliation of these charges follows:

FINANCIAL CHARGES ($000s)	Three months ended March 31 2007	2006
Bank debt interest	1,737	1,442
Convertible debenture interest	1,338	-
Accretion of convertible debenture liability	247	-
Financial charges	3,322	1,442

Bank debt interest for the period increased 20% from 2006 due to a higher effective interest rate, offset by a decrease in the average bank debt outstanding. The decrease in average bank debt outstanding was due to the issuance of convertible debentures during the second quarter of 2006.

BANK DEBT	Three months ended March 31 2007	2006
Average bank debt outstanding ($000s)	123,623	139,029
Effective annualized interest rate for the period (%)	5.7	4.2

Convertible debenture interest was $1.3 million for the three months ended March 31, 2007. The Trust issued $75.0 million principal amount of 7.25% convertible debentures during the second quarter of 2006. The net proceeds of $71.6 million were used to repay bank debt.

Depletion, depreciation and accretion (DD&A) expenses decreased $0.70 per boe to $26.40 per boe in the first quarter of 2007. The decrease from the comparative quarter in 2006 was due to the write-down of property and equipment at year-end 2006 and lower production.

DD&A EXPENSE	Three months ended March 31 2006	2005
DD&A expense ($000s)	20,523	24,398
DD&A rate ($/boe)	26.40	27.10

<u>Tax Legislation Announcement</u>

On October 31, 2006, the Federal Minister of Finance announced a proposal to amend the *Tax Act* to apply a tax on distributions from publicly-traded income trusts. Under the government's proposal, existing income and royalty trusts will be subject to the new measures commencing in their 2011 taxation year, following a four-year grace period. The Federal Minister of Finance has issued a Notice of Ways and Means Motion to Amend the *Tax Act*, but it is not known at this time if or when the proposal will be enacted by Parliament.

In simplified terms, under the proposed tax plan, distributions to unitholders, which are currently not subject to taxes or withholdings at the income trust level, will be subject to a new tax. Distributions to individual unitholders will be treated as dividends from a Canadian corporation, and will be eligible for the dividend tax credit. Income distributions to corporations resident in Canada will be eligible for full deduction as tax-free intercorporate dividends. Tax-deferred accounts (Registered Retirement Savings Plans, Registered Retirement Income Funds and Canadian Pension Funds) will continue to pay no tax on distributions received until funds are withdrawn. Non-resident unitholders will be taxed on distributions at the non-resident withholding tax rate for dividends. With tax to be applied at the Trust level, distributions will be reduced; however, the net impact on Canadian taxable investors is expected to be minimal as they will be able to take advantage of the dividend tax credit. By contrast, the impact on tax-deferred accounts and distributions to non-residents will be lower after-tax distributions as no tax credit will be available.

The government has also proposed to limit the growth of existing trusts by limiting new equity issues to 40% of that trust's October 31, 2006 market capitalization ("benchmark") for 2007, and an additional 20% of the benchmark for each of 2008, 2009, and 2010. The government also announced its intention to allow trusts to convert to a corporation on a tax-deferred basis, with no immediate tax impact for unitholders.

As none of the proposed rules has been substantively enacted into law, there has been no adjustment to future income taxes in regards to this announcement.

Given the grace period before existing trusts will be taxed, the Trust has an opportunity to examine its strategy, and, if warranted, modify it to provide the best possible return for unitholders. At the same time, unitholders have an opportunity to arrange their investments to minimize the impact of the proposed tax changes on

their portfolios. The effect of the proposed tax changes on the Trust is yet to be determined. In particular, the Trust is evaluating the impact of the proposed measures on net income and cash flows, and the potential valuation of long-lived assets such as goodwill, all of which could be material.

Provision for Income Taxes

The Trust is a taxable entity under the *Tax Act*, but is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to unitholders, the distributions will reduce the Trust's future income tax expense. The Trust had a future income tax recovery of $7.2 million for the period primarily due to the estimated taxability of distributions offset by the tax effect of the write-down of goodwill.

In the second quarter of 2006, the federal budget eliminated the large corporations tax effective for the 2006 taxation year. The Trust is still required to pay Saskatchewan capital tax.

Net income (loss) was a loss of $4.7 million compared to $3.7 million in income in the prior year's first quarter, due primarily to the write-down of goodwill, as well as a 16% decline in petroleum and natural gas sales due to lower production. Increased operating and G&A expenses were offset by future tax recoveries due to the taxability of distributions.

	Three months ended March 31	
NET INCOME (LOSS)	2007	2006
Net income (loss) ($000s)	(4,694)	3,725
Per unit – basic ($)	(0.09)	0.08
Per unit – diluted ($)	(0.09)	0.08

Funds from operations decreased 22% from the first quarter of 2006, reflecting lower petroleum and natural gas sales due to decreased production as well as higher operating and G&A expenses. Due to scheduled plant turnarounds in the second quarter, the Trust expects lower production which will reduce funds from operations.

	Three months ended March 31	
FUNDS FROM OPERATIONS	2007	2006
Funds from operations[1] ($000s)	17,815	22,813
Per unit – basic ($)	0.35	0.50
Per unit – diluted ($)	0.33	0.49
Funds from operations per boe ($)	22.91	25.34

[1] Funds from operations are calculated as cash provided by operating activities before the settlement of asset retirement obligations and changes in non-cash working capital relating to operating activities.

Capital expenditures for the three months ended March 31, 2007 aggregated $19.7 million. Drilling, completion, equipping and tie-in costs totaled $13.9 million for the drilling of 8 gas wells (2.3 net), 10 oil wells (5.0 net) and 3 dry holes (1.7 net). The Trust had an overall net drilling success ratio of 81%.

At March 31, 2007, costs of $24.1 million (2006 – $24.0 million) related to unproven properties were excluded from the full cost pool.

	Three months ended March 31	
CAPITAL EXPENDITURES ($000s)	2007	2006
Land and retention	517	1,282
Seismic	3,458	883
Drilling and completions	9,180	12,546
Well equipping and tie-in	4,756	2,852
Facilities and gas gathering	426	480
Other, including capitalized G&A	1,350	140
Capital expenditures	19,687	18,183
Wells drilled gross (net)	21 (9.0)	23 (10.3)

Trust Unit Information For the three months ending March 31, 2007 and 2006, the Trust had the following trust units and trust unit equivalents outstanding:

TRUST UNITS (000s)	Three months ended March 31 2007	2006
Weighted average trust units	51,205	44,701
Exchangeable shares at exchange ratio	367	1,324
Trust units (basic)	51,572	46,025
Convertible debentures	6,731	-
Restricted and performance trust units	304	332
Trust units (diluted)	58,607	46,357

When calculating the diluted net loss per unit for the three months ended March 31, 2007, the effect of the convertible debentures and the restricted trust units are anti-dilutive and thus, trust units (basic) have been used to calculate both basic and diluted net loss per unit amounts. At March 31, 2007, based on the Trust's performance relative to its peers, no performance trust units would be issuable and, as such, they have been excluded from the diluted per unit calculations for both net income and funds from operations.

The funds from operations per unit calculations include the dilutive impact of both the convertible debentures and the restricted trust units.

Premium Distribution Reinvestment and Optional Trust Unit Purchase Plan ("Premium DRIP™")

On distribution payment dates, eligible Premium DRIP™ unitholders may receive in lieu of the cash distribution that unitholders are otherwise entitled to receive in respect of their units, a cash payment equal to 102% of such amount. Unitholders may also reinvest their cash distribution in additional trust units at a price that is 95% of the Average Market Price for the Pricing Period. The Pricing Period refers to the period beginning on the later of the 21st business day preceding the distribution payment date and the second business day following the record date applicable to that distribution payment date, and ending on the second business day preceding the distribution payment date. The Average Market Price in respect of a particular Distribution payment date refers to the arithmetic average of the daily volume weighted average trading price of units traded during the corresponding Pricing Period. Eligible Premium DRIP™ unitholders may also make optional cash payments on this date to purchase additional trust units at a price that is equal to the average market price for the Pricing Period.

Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") The Trust has a Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") for eligible unitholders of the trust. On distribution payment dates, eligible DRIP unitholders may reinvest their cash distributions in additional trust units at a price that is 95% of the average market price for the corresponding pricing period. Eligible DRIP unitholders may also make optional cash payments on this date to purchase additional trust units at a price that is equal to the 10-day weighted average trading price of trust units.

During the period, the Trust issued 1.8 million (2006 – 0.7 million) trust units from treasury for the DRIP which increased unitholders' capital to $8.4 million (2006 – $7.3 million).

Subsequent to March 31, 2007, the Trust announced the suspension of the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

CAPITALIZATION ($000s)	Three months ended March 31 2007	Year ended December 31, 2006
Working capital deficiency	19,768	5,793
Bank debt	125,358	124,925
Convertible debentures	70,843	73,507
Unit-based compensation (long-term)	723	1,049
Future income taxes (long-term)	68,373	73,920
Asset retirement obligations	28,217	28,771
Market value of trust units, end of period	186,770	287,275
Total capitalization	500,052	595,240

LIQUIDITY

For the quarter ended March 31, 2007, capital expenditures of $19.7 million, the settlement of asset retirement obligations of $1.6 million, cash distributions, net of

the distribution reinvestment plan ("DRIP"), of $8.4 million were funded by funds from operations of $17.8 million and a combined net increase to long-term debt, bank indebtedness, unit issue costs and working capital of $11.9 million.

The Trust has a $160.0 million credit facility with a syndicate of chartered banks consisting of a $145.0 million extendible revolving term credit facility and a $15.0 million operating credit facility. The credit facilities are available on a revolving basis for a period of at least 364 days until May 31, 2007. The initial term out date may be extended to April 28, 2008 at the request of the Trust, subject to approval by the banks. Following the term out date, the facilities will be available on a non-revolving basis for a two-year term, payable in quarterly payments in the second year. The credit facilities bear interest at the lenders' prime rate, or bankers' acceptance rates plus an applicable margin, based on the debt to cash flow ratio, up to $140.0 million and an additional margin and drawdown fee for amounts over $140.0 million. The credit facilities are collateralized by a $500.0 million demand debenture providing for a fixed and floating charge over the petroleum and natural gas properties and all other assets of the Trust and are subject to semi-annual review, at which time the lenders may re-determine the borrowing base.

GOODWILL

Under GAAP goodwill is assessed for impairment at least annually. The assessment is a two-step test under which the carrying value of goodwill is compared to its fair value. If the carrying value is greater than the fair value of goodwill, then the second step of the test is performed to determine the amount of impairment. Under the second step, the amount of the impairment is determined by deducting the fair value of the reporting unit's tangible assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and is charged to income in the period of the impairment.

The Trust assessed goodwill for impairment at March 31, 2007 and recorded a write-down of $3.7 million (2006 – $58.6 million). The following table reconciles the goodwill balance:

	($000s)
Balance December 31, 2005	108,292
Write-down of goodwill	(58,590)
Balance December 31, 2006	49,702
Write-down of goodwill	(3,723)
Balance March 31, 2007	45,979

ASSET RETIREMENT OBLIGATIONS

The Trust accrues asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust periodically reviews the assumptions used in its asset retirement obligation calculation. A reconciliation of the asset retirement obligations is provided below.

ASSET RETIREMENT OBLIGATIONS ($000s)	As at March 31, 2007	As at December 31, 2006
Balance, beginning of period	28,771	24,774
Liabilities incurred	390	800
Revisions	-	3,571
Liabilities settled	(1,638)	(2,952)
Accretion expense	694	2,578
Balance, end of period	28,217	28,771

CONVERTIBLE DEBENTURES

On April 5, 2006, the Trust issued $75.0 million principal amount of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures") for net proceeds of $71.6 million. The Debentures have a conversion price of $11.70 per trust unit and a maturity date of April 30, 2011. The Debentures pay interest semi-annually in arrears on April 30 and October 31 each year, commencing October 31, 2006. The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the maturity date, in each case, plus accrued and unpaid interest thereon, if any. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal and may satisfy its interest obligations by issuing trust units. The Debentures are traded on the Toronto Stock Exchange under the trading symbol THY.DB.

The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, and have been classified as part of unitholders' equity. The debt portion will accrete up to the principal balance at maturity. Financing costs have been reclassified to the debt portion of the Debentures and will be

taken into income using the effective interest method over the life of the Debentures. If the Debentures are converted into units, a portion of the value of the conversion feature under unitholders' equity will be reclassified to trust units along with the conversion price paid. The following table sets forth a reconciliation of the Debenture activity:

CONVERTIBLE DEBENTURES ($000s)	
Debt component on December 31, 2006	73,507
Change in accounting policy	(2,911)
Debt component on January 1, 2007	70,596
Accretion of non-cash interest in the period	247
Debt portion, March 31	70,843
Equity component	1,702
Total debentures, March 31	72,545

DISTRIBUTABLE CASH FROM OPERATIONS AND DISTRIBUTIONS

Management and the Board of Directors monitor the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. Distributions are made at the discretion of the Trust's management and Board of Directors. For the three months ended March 31, 2007, the payout ratio was 87% of funds from operations before DRIP, 44% after DRIP. Exchangeable shares are convertible into trust units based on the Exchange Ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment.

The amount of distributable cash from operations is calculated in accordance with the Trust's indenture. Distributable cash from operations is not a measure under GAAP and there is no standard measure of distributable cash from operations. Distributable cash from operations, as presented, may not be comparable to similar measures presented by other trusts.

Distributable cash from operations is calculated as funds from operations less discretionary amounts withheld for capital expenditures.

	Three months ended March 31	
DISTRIBUTIONS ($000s)	2007	2006
Cash provided by operating activities	24,225	30,209
Settlement of asset retirement obligations	1,638	185
Changes in non-cash working capital relating to operating activities	(8,048)	(7,581)
Funds from operations	17,815	22,813
Cash used to fund capital expenditures	(4,773)	(2,998)
Distributable cash from operations[1]	13,042	19,815
Cash distributions declared and payable, including DRIP at March 31	4,688	6,904
Cash distributions paid in the period	8,354	12,911
Accumulated cash distributions paid and payable	13,042	19,815

[1] Distributable cash from operations will differ from cash distributions to unitholders on the Consolidated Statement of Cash Flows due to the timing of distribution announcements versus the cash payment of distributions.

SUSTAINABILITY OF DISTRIBUTIONS AND THE ASSET BASE

As an oil and gas trust, the Trust has a declining asset base and therefore relies on acquisitions and ongoing development activities to replace production and add additional reserves. Future crude oil and natural gas reserves are highly dependent on the successful exploitation of the asset base or the acquisition of new reserves. To the extent that the Trust is unsuccessful in these activities, cash available for distributions could be reduced.

Acquisitions and development activities may be funded internally by withholding a portion of cash flow or though external sources of capital such as debt or the issuance of equity. To the extent the Trust is required to withhold cash flow to finance these activities, the amount of cash available for distribution will be reduced. Should external sources of capital become limited or unavailable, the ability to make the necessary acquisitions and development expenditures to maintain or expand the Trust's asset base may be impaired and the amount of cash available for distribution will be reduced.

<u>Distribution Policy</u>

The amount of cash available for distribution is proposed by management and approved by the Board of Directors. Distribution levels are continually assessed with respect to forecasted funds from operations, debt levels and capital spending plans. The level of cash withheld can vary and is dependent upon numerous factors,

the most significant of which are: the prevailing commodity price environment, current levels of production, debt obligations, the Trust's access to equity markets and the funding requirements for its development capital program. Although the Trust intends to continue to make cash distributions to unitholders, these distributions are not guaranteed.

On October 31, 2006, the Government of Canada announced proposed legislation that, if enacted, will impose a tax on the Trust of 31.5 % on cash distributions paid to unitholders. Income trusts that are publicly traded prior to November 2006 will not be impacted by this proposed legislation until 2011. If this proposed legislation is implemented, it will have an impact on distributable cash and the payout ratio.

Distributions Declared

	Three months ended March 31	
DISTRIBUTIONS PER UNIT ($ per unit)	2007	2006
Distributions declared and payable per unit	0.09	0.15
Distributions declared and paid per unit	0.21	0.30
Accumulated distributions per unit	0.30	0.45

ACCUMULATED DISTRIBUTIONS ($000s)	Cash distributions	DRIP	Total
Balance, December 31, 2005	34,362	4,384	38,746
January distribution	4,501	2,248	6,749
February distribution	4,127	2,705	6,832
March distribution	3,554	3,350	6,904
April distribution	3,543	3,428	6,971
May distribution	2,907	2,722	5,629
June distribution	2,987	2,716	5,703
July distribution	3,029	2,731	5,760
August distribution	3,004	2,795	5,799
September distribution	3,075	2,765	5,840
October distribution	2,784	3,120	5,904
November distribution	2,797	3,168	5,965
December distribution	2,992	3,043	6,035
2006 distributions	39,300	34,791	74,091
Balance, December 31, 2006	73,662	39,175	112,837
January distribution	3,021	3,088	6,109
February distribution	2,341	2,295	4,636
March distribution	2,376	2,312	4,688
2007 distributions	7,738	7,695	15,433
Balance, March 31, 2007	81,400	46,870	128,270

Tax Treatment of Distributions

The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

RELATED PARTY TRANSACTIONS

During the period, the Trust incurred expenditures of $0.2 million (2006 – $56,000) for general corporate legal fees charged by a legal firm of which a director is a partner. These legal fees were included in general and administrative expenses and property and equipment costs. At March 31, 2007, $nil (2006 – $22,000) remained outstanding. The related party transactions were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

SUBSEQUENT EVENTS

On April 24, 2007, the Trust announced that it had entered into an agreement (the "Arrangement Agreement") with Overlord Financial Inc. ("Overlord"), Public Sector Pension Investment Board, Infra-PSP Canada Inc. ("Infra-PSP") and 1316629 Alberta Ltd. ("AcquireCo") providing for a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). Pursuant to the Arrangement, Overlord, Infra-PSP and AcquireCo have agreed to acquire all of the issued and outstanding trust units of Thunder for a cash price of $4.00 per trust unit, all of the issued and outstanding exchangeable shares of Thunder Energy Inc. for a cash price equal to $4.00 per each trust unit into which the exchangeable shares are exchangeable at the effective date of the Arrangement and all of the issued and

outstanding 7.25% convertible debentures of Thunder for a cash price of $1,010 per $1,000 of principal amount of the convertible debentures plus accrued interest. The Arrangement Agreement provides for the maintenance by Thunder of its monthly distributions of $0.09 per trust unit payable in each of the months of May and June 2007. The Trust has scheduled meetings of the holders of trust units, exchangeable shares and the convertible debentures for June 22, 2007 to obtain the required approvals.

On April 24, 2007, the Trust announced that it is suspending its Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan effective immediately in connection with the proposed plan of arrangement involving the Trust. The DRIP will not be available for the Trust's April monthly distribution payable on May 15, 2007 and for all future monthly distributions thereafter until further notice.

ACCOUNTING POLICIES

The Trust adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506, *Accounting Changes*, Section 1530, *Comprehensive Income*, Section 3855, *Financial Instruments – Recognition and Measurement*, Section 3861, *Financial Instruments – Disclosure and Presentation*, and Section 3865, *Hedges* on January 1, 2007. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments. The comparative Interim Consolidated Financial Statements have not been restated.

ACCOUNTING CHANGES

Section 1506 provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impractical to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The application of this revised standard did not have a material impact on the consolidated financial statements.

COMPREHENSIVE INCOME

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges. Upon adoption of Section 1530, the Trust incorporated the new required Statement of Comprehensive Income by creating a "Consolidated Statement of Income (Loss), Comprehensive Income (Loss), and Accumulated Earnings (Deficit)". The application of this revised standard did not result in comprehensive income (loss) being different from net income (loss) for the period presented. Should the Trust recognize any other comprehensive income in the future, the cumulative changes in other comprehensive income would be recognized in Accumulated Other Comprehensive Income which would be presented as a new category within unitholders' equity on the balance sheet.

FINANCIAL INSTRUMENTS

The Trust has classified all financial instruments into one of the following five categories: 1) loans and receivables, 2) assets held-to-maturity, 3) assets available-for-sale, 4) other financial liabilities, and 5) held-for-trading. Financial instruments classified as held-for-trading or available-for-sale items as a result of initially adopting this section are measured at fair value. Gains or losses on re-measurement of held-for-trading items are recognized as an adjustment to opening retained earnings, while gains and losses on re-measurement of available-for-sale items are recognized as an adjustment to opening accumulated other comprehensive income.
Financial instruments classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value with the resulting gain or loss recognized immediately in net income and other comprehensive income, respectively. All other financial instruments are accounted for at amortized cost with foreign exchange gains and losses recognized immediately in net income. The recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of this standard are not reversed and, therefore, those financial statements are not restated.

As a result of adopting Sections 3855 and 3861, unamortized deferred financing costs of $2.9 million relating to the convertible debentures as at January 1, 2007 have been reclassified for presentation purposes into the debt portion of convertible debentures on the balance sheet. Further, these costs will no longer be amortized using the straight-line method, and will be taken into income using the effective interest method over the life of the convertible debentures. Effective January 1, 2007 an adjustment to opening retained earnings of $24,000 was made to account for the difference between the accumulated amortization of financing costs using the effective interest rate method and straight-line method.

HEDGING

The Trust is exposed to market risks resulting from fluctuations in commodity prices in the normal course of its business. The Trust may use a variety of instruments to manage these exposures. The Trust does not enter into financial instruments for trading or speculative purposes. The Trust has not applied hedge accounting and therefore, the Trust accounts for such instruments using the fair value method by initially recording an asset or liability, and then recognizing changes in the fair value of the instruments in income as an unrealized gain or loss on commodity contracts. Fair values of financial instruments are determined from third party quotes or valuations provided by independent third parties. Any realized gains or losses on commodity contracts are recognized in income in the period they occur. The Trust may elect to use hedge accounting when there is a high degree of correlation between the price movements in the financial instruments and the items designated as being hedged and it has documented the relationship between the instruments and the hedged item, its risk management objective and strategy, the method of assessing effectiveness and the method of accounting for the hedging relationship. The effectiveness of the hedging derivative is assessed on an ongoing basis to

ensure that the derivative is highly effective in offsetting changes in fair value of the hedged items. Gains or losses from all hedging contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when the sale of hedged production occurs. In the event that a designated hedged item ceases to exist, any realized or unrealized gain or loss on such derivative commodity instrument is recognized in income immediately. If the hedge relationship is terminated, either via ineffectiveness or via termination of the designation, gains or losses previously deferred continue to be deferred and recognized when they are realized.

ACCOUNTING PRONOUCEMENTS

As of January 1, 2008, the Trust will be required to adopt CICA Section 1535, *Capital Disclosures*, which will require disclosure of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Trust is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Trust continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

QUARTERLY INFORMATION

	2005			2006
($000s, except per unit data)	Q2	Q3	Q4	Q1
Petroleum and natural gas sales	32,729	65,866	67,833	46,242
Funds from operations[1]	19,168	35,037	39,587	22,813
Per unit – basic ($)	0.74	0.79	0.86	0.50
Per unit – diluted ($)	0.73	0.79	0.85	0.49
Net income (loss)	4,621	7,718	(25,433)	3,725
Per unit – basic ($)	0.18	0.18	(0.55)	0.08
Per unit – diluted ($)	0.18	0.17	(0.55)	0.08
Daily production				
Natural gas (mcf/d)	37,978	44,680	40,489	36,572
Oil and NGL (bbls/d)	1,190	4,128	4,312	3,910
Barrels of oil equivalent (boe/d)	7,520	11,574	11,060	10,005
Average sale prices[2]				
Natural gas ($/mcf)	7.41	9.13	11.11	7.40
Oil and NGL ($/bbl)	49.81	69.90	62.64	57.34
Capital expenditures	10,131	21,228	24,456	18,183

	2006			2007
($000s, except per unit data)	Q2	Q3	Q4	Q1
Petroleum and natural gas sales	41,504	41,352	40,879	38,666
Funds from operations[1]	18,894	18,777	18,530	17,815
Per unit – basic ($)	0.40	0.39	0.37	0.35
Per unit – diluted ($)	0.36	0.36	0.35	0.33
Net income (loss)	18,744	8,260	(130,195)	(4,694)
Per unit – basic ($)	0.39	0.17	(2.61)	(0.09)
Per unit – diluted ($)	0.36	0.17	(2.61)	(0.09)
Daily production				
Natural gas (mcf/d)	34,001	34,178	35,594	34,986
Oil and NGL (bbls/d)	3,640	3,532	3,346	2,808
Barrels of oil equivalent (boe/d)	9,307	9,229	9,279	8,639
Average sale prices[2]				
Natural gas ($/mcf)	5.83	5.79	6.65	7.32
Oil and NGL ($/bbl)	67.21	68.51	56.10	56.39
Capital expenditures	21,530	20,729	26,502	19,687

[1] Funds from operations is calculated as cash provided by operating activities before the settlement of asset retirement obligations and changes in non-cash working capital relating to operating activities.
[2] Average sale price at the wellhead before commodity contracts gain or loss.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management as appropriate to allow timely decisions regarding required disclosure. The Trust's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, the Trust's disclosure controls and procedures for the quarter ended March 31, 2007, are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities. It should be noted that while the Trust's Chief Executive Officer and Chief Financial Officer believe that the Trust's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S CONCLUSION ON THE DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements together with other financial information for external purposes in accordance with Canadian GAAP. During the quarter ended March 31, 2007, there have been no changes in the design of the Trust's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust's internal controls over financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Consolidated Balance Sheets

($000s) (unaudited)	March 31, 2007	December 31, 2006
Assets (Note 5)		
Current		
Accounts receivable	$ 28,442	$ 35,470
Commodity contracts (Note 12)	-	4,558
Future income taxes (Note 11)	278	-
Prepaid expenses	3,276	3,381
	31,996	43,409
Deferred financing costs (Notes 2 and 6)	-	2,887
Property and equipment (Note 3)	558,620	558,372
Goodwill (Note 4)	45,979	49,702
	$ 636,595	$ 654,370
Liabilities and Unitholders' Equity		
Current		
Bank indebtedness	$ 3,614	$ 2,931
Distributions payable	4,688	6,035
Accounts payable and accrued liabilities	41,854	38,237
Commodity contracts (Note 12)	909	-
Future income taxes (Note 11)	-	1,395
Unit-based compensation (Note 9)	699	604
	51,764	49,202
Bank debt (Note 5)	125,358	124,925
Convertible debentures (Note 2 and 6)	70,843	73,507
Unit-based compensation (Note 9)	723	1,049
Asset retirement obligations (Note 8)	28,217	28,771
Future income taxes (Note 11)	68,373	73,920
	345,278	351,374
Unitholders' equity		
Unitholders' capital (Note 9)	455,076	446,652
Equity component of convertible debentures (Note 6)	1,702	1,702
Contributed surplus (Note 9)	3,025	3,025
Accumulated deficit (Note 2)	(168,486)	(148,383)
	291,317	302,996
	$ 636,595	$ 654,370

Subsequent event (Note 16)

See accompanying notes

Consolidated Statements of Income (Loss), Comprehensive Income (Loss), and Accumulated Earnings (Deficit)

Three months ended March 31 ($000s, except per unit data) (unaudited)	2007	2006
Revenues		
Petroleum and natural gas sales	$ 38,666	$ 46,242
Royalties, net of ARTC	(6,932)	(8,836)
Transportation expenses	(1,361)	(1,710)
Petroleum and natural gas sales, after royalties and transportation	30,373	35,696
Realized net gain on commodity contracts (Note 12)	2,461	-
Unrealized net loss on commodity contracts (Note 12)	(5,467)	-
Petroleum and natural gas sales, net	27,367	35,696
Expenses		
Operating	9,894	9,155
General and administrative (Note 15)	2,000	1,883
Unit-based compensation (Note 9)	(231)	548
Financial charges (Note 7)	3,322	1,442
Write-down of goodwill (Note 4)	3,723	-
Depletion, depreciation and accretion	20,523	24,398
	39,231	37,426
Loss before income taxes	(11,864)	(1,730)
Income tax recovery (Note 11)	(7,170)	(5,455)
Net income (loss) and comprehensive income (loss) for the period	(4,694)	3,725
Accumulated distributions (Note 10)	(15,433)	(20,485)
Accumulated earnings (deficit)		
Beginning of period	(148,383)	25,174
Change in accounting policy (Note 2)	24	-
End of period	$ (168,486)	$ 8,414
Net income (loss) per unit (Note 9)		
Basic and diluted	$ (0.09)	$ 0.08

See accompanying notes

Consolidated Statements of Cash Flows

Three months ended March 31 ($000s, except per unit data) (unaudited)	2007	2006
Operating Activities		
Net income (loss) for the period	$ (4,694)	$ 3,725
Add items not requiring cash:		
Accretion on convertible debenture liability (Note 7)	247	-
Unit-based compensation	(231)	548
Unrealized net loss on commodity contracts	5,467	-
Depletion, depreciation and accretion	20,523	24,398
Write-down of goodwill	3,723	-
Future income taxes (Note 11)	(7,220)	(5,858)
Settlement of asset retirement obligations	(1,638)	(185)
Changes in non-cash working capital relating to operating activities (Note 13)	8,048	7,581
Cash provided by operating activities	24,225	30,209
Financing Activities		
Issue of units for cash, net of costs	(2)	12
Increase in bank indebtedness	683	3,131
Increase in bank debt	433	5,460
Cash distributions (Note 10)	(8,354)	(12,911)
Cash provided by financing activities	(7,240)	(4,308)
Investing Activities		
Expenditures on property and equipment	(19,687)	(18,183)
Changes in non-cash working capital relating to investing activities (Note 13)	2,702	(7,718)
Cash used in investing activities	(16,985)	(25,901)
Net change in cash position	-	-
Cash – beginning of period	-	-
– end of period	$ -	$ -

See accompanying notes

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Thunder Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2006, except as noted below and to the extent that certain disclosures required in annual financial statements have been condensed or omitted. The disclosures below are incremental to those included in the annual consolidated financial statements. Accordingly, the interim consolidated financial statements should be read in conjunction with the Trust's consolidated financial statements and notes as at and for the year ended December 31, 2006. The results of operations for the three months ended March 31, 2007 may not be indicative of the results for the 2007 fiscal year.

2. ACCOUNTING POLICIES

The Trust adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506, *Accounting Changes*, Section 1530, *Comprehensive Income*, Section 3855, *Financial Instruments – Recognition and Measurement*, Section 3861, *Financial Instruments – Disclosure and Presentation, and* Section 3865, *Hedges* on January 1, 2007. The adoption of these new standards resulted in changes in the accounting for financial instruments. The comparative Interim Consolidated Financial Statements have not been restated.

ACCOUNTING CHANGES

Section 1506 provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impractical to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The application of this revised standard did not have a material impact on the consolidated financial statements.

COMPREHENSIVE INCOME

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges. Upon adoption of Section 1530, the Trust incorporated the new required Statement of Comprehensive Income by creating a "Consolidated Statement of Income (Loss), Comprehensive Income (Loss), and Accumulated Earnings (Deficit)". The application of this revised standard did not result in comprehensive income (loss) being different from net income (loss) for the period presented. Should the Trust recognize any other comprehensive income in the future, the cumulative changes in other comprehensive income would be recognized in Accumulated Other Comprehensive Income which would be presented as a new category within unitholders' equity on the balance sheet.

FINANCIAL INSTRUMENTS

The Trust has classified all financial instruments into one of the following five categories: 1) loans and receivables, 2) assets held-to-maturity, 3) assets available-for-sale, 4) other financial liabilities, and 5) held-for-trading. Financial instruments classified as held-for-trading or available-for-sale items as a result of initially adopting this section are measured at fair value. Gains or losses on re-measurement of held-for-trading items are recognized as an adjustment to opening retained earnings, while gains and losses on re-measurement of available-for-sale items are recognized as an adjustment to opening accumulated other comprehensive income.

Financial instruments classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value with the resulting gain or loss recognized immediately in net income and other comprehensive income, respectively. All other financial instruments are accounted for at amortized cost with foreign exchange gains and losses recognized immediately in net income. The recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of this standard are not reversed and, therefore, those financial statements are not restated.

As a result of adopting Sections 3855 and 3861, unamortized deferred financing costs relating to the convertible debentures of $2.9 million as at January 1, 2007 have been reclassified for presentation purposes into the debt portion of convertible debentures on the balance sheet. Further, these costs will no longer be amortized using the straight-line method, and will be taken into income using the effective interest method over the life of the convertible debentures. Effective January 1, 2007 an adjustment to opening retained earnings of $24,000 was made to account for the difference between the accumulated amortization of financing costs using the effective interest rate method and straight-line method.

HEDGING

The Trust is exposed to market risks resulting from fluctuations in commodity prices in the normal course of its business. The Trust may use a variety of instruments to manage these exposures. The Trust does not enter into financial instruments for trading or speculative purposes. The Trust has not applied hedge accounting and therefore, the Trust accounts for such instruments using the fair value method by initially recording an asset or liability, and recognizing changes in the fair value of

the instruments in income as an unrealized gain or loss on commodity contracts. Fair values of financial instruments are determined from third party quotes or valuations provided by independent third parties. Any realized gains or losses on commodity contracts are recognized in income in the period they occur. The Trust may elect to use hedge accounting when there is a high degree of correlation between the price movements in the financial instruments and the items designated as being hedged and it has documented the relationship between the instruments and the hedged item, its risk management objective and strategy, the method of assessing effectiveness and the method of accounting for the hedging relationship. The effectiveness of the hedging derivative is assessed on an ongoing basis to ensure that the derivative is highly effective in offsetting changes in fair value of the hedged items. Gains or losses from all hedging contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when the sale of hedged production occurs. In the event that a designated hedged item ceases to exist, any realized or unrealized gain or loss on such derivative commodity instrument is recognized in income immediately. If the hedge relationship is terminated, either via ineffectiveness or via termination of the designation, gains or losses previously deferred continue to be deferred and recognized when they are realized.

ACCOUNTING PRONOUCEMENTS

As of January 1, 2008, the Trust will be required to adopt CICA Section 1535, *Capital Disclosures*, which will require disclosure of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Trust is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Trust continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

3. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT ($000s)	As at March 31, 2007	As at December 31, 2006
Cost	$ 833,603	$ 813,528
Accumulated depletion and depreciation	(274,983)	(255,156)
Net book value	$ 558,620	$ 558,372

During the three months ended March 31, 2007, the Trust capitalized $1.2 million (2006 - $0.8 million) of general and administrative expenses related to acquisition, exploration and development activities.

At March 31, 2007, costs of $24.1 million (2006 - $24.8 million) related to unproved properties were excluded from the full cost pool.

An impairment test calculation was performed on the Trust's oil and natural gas property interests at March 31, 2007. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the Trust's oil and natural gas property interests and the cost of its unproved properties.

4. GOODWILL

The Trust assessed goodwill for impairment at March 31, 2007 and determined that the fair value of the reporting unit had declined based on market valuations, and thus recorded a write-down of $3.7 million (2006 – $58.6 million). The following table reconciles the goodwill balance:

GOODWILL ($000s)	
Balance December 31, 2005	$ 108,292
Write-down of goodwill	(58,590)
Balance December 31, 2006	49,702
Write-down of goodwill	(3,723)
Balance March 31, 2007	$ 45,979

5. BANK DEBT

The Trust has a $160.0 million credit facility with a syndicate of chartered banks consisting of a $145.0 million extendible revolving term credit facility and a $15.0 million operating credit facility. The credit facilities are available on a revolving basis for a period of at least 364 days until May 31, 2007. The initial term out date may be extended to April 28, 2008 at the request of the Trust, subject to approval by the banks. Following the term out date, the facilities will be available on a non-revolving basis for a two-year term, payable in quarterly payments in the second year. The credit facilities bear interest at the lenders' prime rate, or bankers'

acceptance rates plus an applicable margin, based on the debt to cash flow ratio, up to $140.0 million and an additional margin and drawdown fee for amounts over $140.0 million. The credit facilities are collateralized by a $500.0 million demand debenture providing for a fixed and floating charge over the petroleum and natural gas properties and all other assets of the Trust and are subject to semi-annual review, at which time the lenders may re-determine the borrowing base.

The effective annualized interest rate was 5.7% (2006 – 4.2%). Cash interest paid in the period was $1.7 million (2006 – $1.8 million).

6. CONVERTIBLE DEBENTURES

On April 5, 2006, the Trust issued $75.0 million principal amount of 7.25% Convertible Unsecured Subordinated Debentures (the "Debentures") for net proceeds of $71.6 million. The Debentures have a conversion price of $11.70 per trust unit and a maturity date of April 30, 2011. The Debentures pay interest semi-annually in arrears on April 30 and October 31 each year, commencing October 31, 2006. The Debentures will not be redeemable by the Trust prior to April 30, 2009. The Debentures are redeemable by the Trust, on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after April 30, 2009 and on or before April 30, 2010, and at a price of $1,025 per Debenture after April 30, 2010 and before the maturity date, in each case, plus accrued and unpaid interest thereon, if any. On redemption or maturity the Trust may elect to satisfy its obligations to repay the principal and may satisfy its interest obligations by issuing trust units. The Debentures are traded on the Toronto Stock Exchange under the trading symbol THY.DB.

The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, and have been classified as part of unitholders' equity. The debt portion will accrete up to the principal balance at maturity. Financing costs have been reclassified to the debt portion of the Debentures and will be taken into income using the effective interest method over the life of the Debentures. If the Debentures are converted into units, a portion of the value of the conversion feature under unitholders' equity will be reclassified to trust units along with the conversion price paid. The following table sets forth a reconciliation of the Debenture activity:

CONVERTIBLE DEBENTURES ($000s)	
Debt component on December 31, 2006	$ 73,507
Change in accounting policy	(2,911)
Debt component on January 1, 2007	70,596
Accretion of non-cash interest in the period	247
Debt portion, March 31	70,843
Equity component	1,702
Total debentures, March 31	$ 72,545

Cash interest paid in the period was $nil (2006 – $nil).

7. FINANCIAL CHARGES

During the three months ended March 31, 2007 and 2006, the Trust incurred interest charges on bank debt and convertible debentures as well as the accretion of convertible debenture liability as follows:

FINANCIAL CHARGES ($000s)	Three months ended March 31 2007	2006
Bank debt interest	$ 1,737	$ 1,442
Convertible debenture interest	1,338	-
Accretion of convertible debenture liability	247	-
Total financial charges	$ 3,322	$ 1,442

8. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $55.3 million which will be incurred up to 2034. The majority of the costs are expected to be incurred between 2010 and 2034. A credit-adjusted risk-free rate of 8.0% (2006 – 8.0%) and an inflation rate of 2.0% (2006 – 2.0%) were used to calculate the fair value of the asset retirement obligations. The Trust periodically reviews the assumptions used in its asset retirement obligations calculation.

A reconciliation of the asset retirement obligations is provided below:

ASSET RETIREMENT OBLIGATIONS ($000s)	As at March 31, 2007	As at December 31, 2006
Balance, beginning of period	$ 28,771	$ 24,774
Liabilities incurred	390	800
Revisions	-	3,571
Liabilities settled	(1,638)	(2,952)
Accretion expense	694	2,578
Balance, end of period	$ 28,217	$ 28,771

9. UNITHOLDERS' CAPITAL

TRUST UNITS OF THUNDER ENERGY TRUST (including the conversion of exchangeable shares)	Number of units (000s)	($000s)
Trust units outstanding (see (a) below)	52,153	$ 451,986
Trust units issuable on conversion of exchangeable shares (see (b) below)	309	3,090
Balance March 31, 2007	52,462	$ 455,076

(a) Trust Units of Thunder Energy Trust

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, carries the right to one vote and represents an equal undivided beneficial interest in any distributions from the Trust and in the assets of the Trust in the event of termination or winding-up of the Trust. All trust units are of the same class with equal rights and privileges.

TRUST UNITS	Number of units (000s)	($000s)
Balance December 31, 2005	43,967	$ 385,960
Exchangeable shares converted	2,000	21,677
Unit issue costs, net of tax of $12	-	(50)
Distribution reinvestment program	4,224	34,060
Issued on exercise of restricted trust units	104	1,301
Balance December 31, 2006	50,295	$ 442,948
Exchangeable shares converted	81	614
Unit issue costs, net of tax of $nil	-	(2)
Distribution reinvestment program	1,777	8,426
Balance March 31, 2007	52,153	$ 451,986

Premium Distribution Reinvestment and Optional Trust Unit Purchase Plan ("Premium DRIP™")

On distribution payment dates, eligible Premium DRIP™ unitholders may receive in lieu of the cash distribution that unitholders are otherwise entitled to receive in respect of their units, a cash payment equal to 102% of such amount. Unitholders may also reinvest their cash distribution in additional trust units at a price that is 95% of the Average Market Price for the Pricing Period. The Pricing Period refers to the period beginning on the later of the 21st business day preceding the distribution payment date and the second business day following the record date applicable to that distribution payment date, and ending on the second business day preceding the distribution payment date. The Average Market Price in respect of a particular Distribution payment date refers to the arithmetic average of the daily volume weighted average trading price of units traded during the corresponding Pricing Period. Eligible Premium DRIP™ unitholders may also make optional cash payments on this date to purchase additional trust units at a price that is equal to the average market price for the Pricing Period.

Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP")

The Trust has a Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") for eligible unitholders of the Trust. On distribution payment dates, eligible DRIP unitholders may reinvest their cash distributions in additional trust units at a price that is 95% of the Average Market Price for the corresponding Pricing Period. Eligible DRIP unitholders may also make optional cash payments on this date to purchase additional trust units at a price that is equal to the 10-day weighted average trading price of trust units.

During the three months ended March 31, 2007, the Trust issued 1.8 million (2006 – 0.7 million) trust units from treasury for the DRIP which resulted in an increase to

unitholders' capital of $8.4 million (2006 – $7.3 million).

Subsequent to March 31, 2007, the Trust announced the suspension of the DRIP (see Note 16).

Redemption Right

Unitholders may redeem their trust units for cash at any time, up to a maximum of $50,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice of redemption. The redemption amount per trust unit will be the lesser of 90% of the market price of the trust units on the principal market on which they are quoted for trading during the 10-day trading period immediately prior to the date on which the trust units have been validly tendered for redemption and the closing market price of the trust units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or if there was no trade of the trust units on that date, the average of the highest and lowest prices of the trust units of the date.

(b) Exchangeable Shares of Thunder Energy Trust

Authorized: unlimited number of exchangeable shares

EXCHANGEABLE SHARES	Number of units (000s)		($000s)
Balance December 31, 2005	2,188	$	25,381
Exchanged for trust units	(1,818)		(21,677)
Balance December 31, 2006	370	$	3,704
Exchanged for trust units	(61)		(614)
Balance March 31, 2007	**309**	**$**	**3,090**

The exchangeable shares are not entitled to cash distributions. Exchangeable shares accrue notional distributions in-kind and are convertible into trust units at the shareholder's option.

Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the Trust. The Exchange Ratio increases on a monthly basis. The increase in Exchange Ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the five trading days preceding the Record Date. A holder of Thunder Energy Inc. exchangeable shares can exchange all or a portion of their holdings into trust units, at any time by giving notice to their investment advisor or the Trust Agent. The Exchange Ratio to convert each exchangeable share to a trust unit was 1.00000 at the time of issuance. Effective March 15, 2007, the Exchange Ratio was 1.33622. If the 0.3 million exchangeable shares outstanding at March 31, 2007 were exchanged at that time, 0.4 million trust units would have been issued.

(c) Contributed Surplus

The following table reconciles the Trust's contributed surplus:

CONTRIBUTED SURPLUS ($000s)		
Balance December 31, 2005	$	2,836
Stock-based compensation		7,287
Options exercised for trust units		(7,098)
Balance December 31, 2006 and March 31, 2007	**$**	**3,025**

(d) Trust Unit Incentive Plans

The Trust has a restricted unit incentive plan and a performance unit incentive plan (the "Plans"). Under the terms of the Plans, both restricted and performance units ("RTUs" and "PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

Subject to the Board of Directors of the Trust's administrator, Thunder Energy Inc., determining otherwise, (i) RTUs of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of trust units issued adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued, and (ii) PTUs vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust's performance relative to the performance of a group of comparable publicly-traded oil and gas royalty trusts. Upon vesting and at management's option, the Plan Participant is entitled to receive either the units granted plus accumulated distributions or the cash payment based on the fair value of the underlying trust units plus notional accrued distributions. As such, the fair value associated with the RTUs and PTUs is expensed in the statement of income (loss) over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded in the consolidated statement

of income (loss) may vary from period to period.

For the three months ended March 31, 2007, the Trust recorded a compensation recovery of $0.2 million (2006 – $0.5 million expense) resulting in a current liability of $0.7 million and a long-term liability of $0.7 million. The compensation expense was based on the March 31, 2007 unit closing price of $3.56 per unit, distributions of $0.12 per unit in January and $0.09 per unit for February and March as well as management's estimate of the number of RTUs and PTUs to be issued on maturity. No estimate has been made for forfeitures as the Trust accounts for actual forfeitures as they occur. The following table summarizes the RTU and PTU movement for the three months ended March 31, 2007.

RESTRICTED AND PERFORMANCE TRUST UNITS (000s)	RTUs	PTUs
Balance December 31, 2005	283	59
Granted	242	107
Cancelled	(43)	(13)
Redeemed	(104)	-
Balance December 31, 2006	378	153
Granted	18	5
Cancelled	(10)	(3)
Balance March 31, 2007	386	155

(e) Per Unit Amounts

The following table summarizes the weighted average basic and diluted trust units and exchangeable shares used in calculating net income (loss) per trust unit.

TRUST UNITS (000s) (Three months ended March 31)	2007	2006
Weighted average trust units	51,205	44,701
Exchangeable shares at exchange ratio	367	1,324
Trust units (basic)	51,572	46,025
Convertible debentures	-	-
Restricted and performance trust units	-	332
Trust units (diluted)	51,572	46,357

The units issuable under the trust unit incentive plan and the convertible debentures have been excluded from the diluted per unit calculation since they would be anti-dilutive for the three months ended March 31, 2007.

10. ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions for the Trust.

ACCUMULATED DISTRIBUTIONS ($000s)	Cash distributions	DRIP	Total
Balance, December 31, 2005	$ 34,362	$ 4,384	$ 38,746
January distribution	4,501	2,248	6,749
February distribution	4,127	2,705	6,832
March distribution	3,554	3,350	6,904
April distribution	3,543	3,428	6,971
May distribution	2,907	2,722	5,629
June distribution	2,987	2,716	5,703
July distribution	3,029	2,731	5,760
August distribution	3,004	2,795	5,799
September distribution	3,075	2,765	5,840
October distribution	2,784	3,120	5,904
November distribution	2,797	3,168	5,965
December distribution	2,992	3,043	6,035
2006 distributions	39,300	34,791	74,091
Balance, December 31, 2006	$ 73,662	$ 39,175	$ 112,837
January distribution	3,021	3,088	6,109
February distribution	2,341	2,295	4,636
March distribution	2,376	2,312	4,688

2007 distributions	$ 7,738	$ 7,695	$ 15,433
Balance, March 31, 2007	$ 81,400	$ 46,870	$ 128,270

11. INCOME TAXES

The Trust is a taxable entity under the *Tax Act* and is taxable only on income that is not distributed or distributable to unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income (loss), comprehensive income (loss), and accumulated earnings (deficit) differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

INCOME TAXES ($000s, except where noted) (Three months ended March 31)	2007	2006
Statutory income tax rate for the period	32.30%	35.76%
Computed income tax recovery	$ (3,832)	$ (619)
Add (deduct) income tax effect of:		
Non deductible Crown charges, net of ARTC	-	(45)
Unit-based compensation	(74)	197
Taxable distributions	(4,985)	(5,753)
Write-down of goodwill (Note 4)	1,203	-
Tax rate adjustments	463	348
Other	5	14
Future income tax	(7,220)	(5,858)
Current taxes	50	403
Provision for income taxes (recovery)	$ (7,170)	$ (5,455)

On October 31, 2006, the Federal Minister of Finance announced proposals (the "October 31, 2006 Proposals") to amend the *Tax Act* to apply a tax on distributions from publicly-traded income trusts. Under the October 31, 2006 Proposals, existing income trusts will be subject to the new measures commencing in their 2011 taxation year, or sooner under certain circumstances following a four-year grace period. The Federal Minister of Finance has issued a Notice of Ways and Means Motion to Amend the *Tax Act*, but it is not known at this time if or when the proposal will be enacted by Parliament. The Trust is currently assessing the proposals and the potential implications to the Trust.

12. FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Trust has elected to designate its financial instruments as follows:

	March 31, 2007		December 31, 2006	
($000s)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans and receivables				
Accounts receivable[1]	28,442	28,442	35,470	35,470
Held-for-trading				
Commodity contracts asset[1]	-	-	4,558	4,558
Commodity contracts liability[1]	909	909	-	-
Other Financial liabilities				
Bank indebtedness[1]	3,614	3,614	2,931	2,931
Accounts payable[1]	41,854	41,854	38,237	38,237
Bank debt[1]	125,358	125,358	124,925	124,925
Convertible debentures[2]	70,843	70,843	70,596	70,596

[1]Due to the short-term nature of these financial instruments, carrying value approximates fair value.

[2]Convertible debentures have been valued using the effective interest method. Amounts presented are net of unamortized financing costs of $2.9 million.

The Trust entered into the following financial transactions to mitigate its exposure to future fluctuations in commodity prices.

Gas Contracts	Volume (gj/d)	Pricing Point	Strike Price (per gj)	Term
Costless collar	8,000	AECO	Cdn$6.50 to Cdn$8.00	April 1/07 to Oct 31/07
Costless collar	10,000	AECO	Cdn$6.50 to Cdn$8.10	April 1/07 to Oct 31/07

Oil Contracts	Volume (bbls/d)	Pricing Point	Strike Price (per bbl)	Term
Costless collar	800	WTI NYMEX	US$60.00 to US$70.50	April 1/07 to June 30/07
Costless collar	800	WTI NYMEX	US$60.00 to US$72.50	July 1/07 to Sept 30/07

The net effect of these contracts and others that have already expired, was a realized gain of $2.5 million and an unrealized loss of $5.5 million for the three months ended March 31, 2007 (2006 – $nil).

13. SUPPLEMENTAL CASH FLOW INFORMATION

SUPPLEMENTAL CASH FLOW INFORMATION ($000s) (Three months ended March 31)		2007		2006
Changes in non-cash working capital:				
Accounts receivable	$	7,028	$	1,661
Prepaid expenses		105		(167)
Accounts payable and accrued liabilities		3,617		(1,631)
	$	10,750	$	(137)
Changes in non-cash working capital				
Operating activities	$	8,048	$	7,581
Investing activities		2,702		(7,718)
	$	10,750	$	(137)
Cash payments made for interest	$	1,737	$	1,827
Cash payments made for taxes	$	-	$	769

14. RISK MANAGEMENT

a) Credit Risk
A substantial portion of the Trust's accounts receivable are with oil and gas marketing entities. The Trust generally extends unsecured credit to these companies; therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Trust's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which it extends credit.

The Trust is exposed to losses in the event of non-performance by counterparties to financial risk management contracts. The Trust minimizes credit risk associated with possible non-performance of these financial instruments by entering into contracts with only investment grade counterparties, limits on exposures to any one counterparty, and monitoring procedures. The Trust believes these risks are minimal.

The Trust has not previously experienced any material credit losses on the collection of receivables.

b) Interest Rate Risk Management
Borrowings under bank credit facilities are market-rate-based (variable interest rates); thus exposing the Trust to interest rate risk.

c) Foreign Currency Risk Management
The Trust is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil, and to a large extent natural gas prices, are based upon reference prices denominated in US dollars, while the majority of the Trust's expenses are denominated in Canadian dollars.

15. RELATED PARTY TRANSACTIONS

During the period, the Trust incurred expenditures of $0.2 million (2006 – $56,000) for general corporate legal fees charged by a legal firm of which a director is a partner. These legal fees were included in general and administrative expenses and property and equipment costs. At March 31, 2007, $nil (2006 – $22,000) remained outstanding. The related party transactions were provided in the normal course of business under the same terms and conditions as transactions with unrelated companies.

16. SUBSEQUENT EVENTS

On April 24, 2007, the Trust announced that it had entered into an agreement (the "Arrangement Agreement") with Overlord Financial Inc. ("Overlord"), Public Sector Pension Investment Board, Infra-PSP Canada Inc. ("Infra-PSP") and 1316629 Alberta Ltd. ("AcquireCo") providing for a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). Pursuant to the Arrangement, Overlord, Infra-PSP and AcquireCo have agreed to acquire all of the issued and outstanding trust units of Thunder for a cash price of $4.00 per trust unit, all of the issued and outstanding exchangeable shares of Thunder Energy Inc. for a cash price equal to $4.00 per each trust unit into which the exchangeable shares are exchangeable at the effective date of the Arrangement and all of the issued and outstanding 7.25% convertible debentures of Thunder for a cash price of $1,010 per $1,000 of principal amount of the convertible debentures plus accrued interest. The Arrangement Agreement provides for the maintenance by Thunder of its monthly distributions of $0.09 per trust unit payable in each of the months of May and June 2007. The Trust has scheduled meetings of the holders of trust units, exchangeable shares and the convertible debentures for June 22, 2007 to obtain the required approvals.

On April 24, 2007, the Trust announced that it is suspending its Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan effective immediately in connection with the proposed plan of arrangement involving the Trust. The DRIP will not be available for the Trust's April monthly distribution payable on May 15, 2007 and for all future monthly distributions thereafter until further notice.

END